

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Lawrence S. Elbaum, Esq.
Partner
Vinson & Elkins LLP
The Grace Building
1114 Avenue of the Americas
32nd Floor
New York, NY 10036

> **Re: Global Net Lease, Inc.**
> **PRRN14A filed by Blackwells Capital LLC et al.**
> **Filed December 23, 2022**
> **File No. 001-37390**

Dear Lawrence S. Elbaum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PRRN14A filed December 23, 2022

General

1. Please provide updated disclosure on the status of all litigation concerning the validity of the nominations to elect the Blackwells Nominees and the submission of the Blackwells Proposals.

2. Please disclose clearly the risks shareholders face of not having their votes counted if they vote via your proxy card. Relatedly, please disclose what will occur with respect to proxies you receive with votes for the Company's nominees or votes on the Company's auditor ratification proposal in the event you do not proceed with your solicitation or if your nominations are deemed invalid by a court of competent jurisdiction.

3. Please revise the proxy card so as clearly to disclose how you will treat proxies voted

"FOR" fewer than two director nominees. See Rule 14a-19(e)(7).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner, at 202-551-8094, or Christina Chalk, at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions